EXHIBIT 12.1

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth calculation of Intcomex, Inc.’s ratio of earnings to fixed charges for the periods presented:

	For the Years Ended December 31,
(Dollars in thousands, except ratio data)	2012	2011	2010	2009	2008
Earnings
+ Pretax income (loss)	$4,369	$7,343	$(2,257)	$10,037	$(33,723)
+ Interest expense	19,627	18,119	18,433	14,899	15,786
+ Amortization of loan costs	2,469	2,423	2,500	2,596	1,645
+ Distributed income of equity investees	—	—	—	—	—
+ % share of equity investees guarantees	—	—	—	—	—
– Interest capitalized	—	—	—	—	—
– Preferred security dividends	—	—	—	—	—
– Minority interest income	—	—	—	—	—
Total earnings (loss)	$26,465	$27,885	$18,676	$27,532	$(16,292)

Fixed Charges
+ Interest expense	$19,627	$18,119	$18,433	$14,899	$15,786
+ Amortization of deferred financing costs	1,171	1,231	1,163	2,197	1,406
+ Accretion of debt discount	1,298	1,192	1,337	399	239
+ Estimate of interest in rental expense	551	558	125	325	415
Total fixed charges	$22,647	$21,100	$21,058	$17,820	$17,846
Ratio of earnings (loss) to fixed charges	1.2x	1.3x	$18,676	1.5x	$(16,292)

(1)	A ratio of less than one-to-one coverage requires the disclosure of the dollar amount of the deficiency.